UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

SOMNIGROUP INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31922	33-1022198
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Tempur Way
Lexington, Kentucky  40511
(Address of principal executive offices) (Zip Code)

Bhaskar Rao, Executive Vice President and Chief Financial Officer
(800) 878-8889
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______________.

Item 1.01. Conflict Minerals Disclosure and Report.

Introduction

Somnigroup International Inc. f/k/a Tempur Sealy International, Inc. (the "Company," "we" or "our") develops, manufactures and markets mattresses, foundations, pillows and other products. Our products are sold through third-party retailers, our company-owned and joint venture operated retail stores worldwide and our e-commerce channel. Our asset portfolio includes the most highly recognized brands in the industry, including Tempur-Pedic®, Sealy®, Stearns & Foster®, and Sleepy's®.

The following disclosure, in response to paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on Rule 13p-1 of the Securities Exchange Act of 1934, as amended, (the "Conflict Minerals Rule") issued by the Division of Corporation Finance of the SEC on April 7, 2017 (the "April 2017 Guidance"). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

This is the Company's disclosure required under the Conflicts Minerals Rule for the reporting period from January 1, 2024 to December 31, 2024 (the "Reporting Period"). In 2013, the Company adopted a Conflict Minerals Policy (the "Policy") that, among other things, stated the Company's commitments (i) to support the aims and objectives of the Conflict Minerals Rule, (ii) not to knowingly procure conflict minerals that originate from the Covered Countries that are not certified as "conflict free" and (iii) to ask its suppliers to undertake reasonable due diligence with their supply chains to assure either that (x) products supplied to the Company do not contain conflict minerals as elements necessary to their production or functionality or (y) if products supplied to the Company do contain conflict minerals, they either originate outside of the Covered Countries, come from scrap or recycled sources or are supplied from smelters that have been validated by an independent private sector party to be conflict-free. We have communicated the Policy to our sourcing employees and suppliers and it is also available to the public on our website at https://somnigroup.com/investor-resources/corporate-governance/default.aspx under the heading "Conflict Minerals Policy."

As of the date of this filing, "conflict minerals" means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (the "Covered Minerals"). As of the date of this filing, the "Covered Countries" are the Democratic Republic of the Congo or an adjoining country, which includes Angola, Burundi, the Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

Reasonable Country of Origin Inquiry and Results

The Company's supply chain with respect to its products is complex, with intermediaries and third parties in the supply chain between the manufacture of its products and the original sources of the Covered Minerals used therein. The Company must therefore rely on its subsidiaries' direct suppliers to provide information on the origin and chain of custody of the Covered Minerals, including, in some cases, the sources of the Covered Minerals that are supplied to the subsidiaries' suppliers by their own suppliers.

The Company assessed its products for the Reporting Period and determined that certain products it manufactures or contracted to manufacture might contain Covered Minerals ("At-Risk Suppliers").

We conducted a reasonable country of origin inquiry ("RCOI") of At-Risk Suppliers that was reasonably designed to determine whether such necessary Covered Minerals originated in any Covered Country or originated from recycled or scrap sources. We sent a communication and requested each At-Risk Supplier to complete the Responsible Minerals Initiative Conflict Minerals Reporting Template developed by the Responsible Business Alliance.

We reviewed and evaluated the responses received from the At-Risk Suppliers for completeness and accuracy. The Company conducted necessary follow-up communication with At-Risk Suppliers to validate responses when information provided by them appeared to be incomplete, inconsistent or without sufficient product-level detail and when suppliers failed to respond within a reasonable period of time.

Based on the responses received and validated from At-Risk Suppliers to date, the Company determined that it has no reason to believe that any necessary Covered Minerals were used to manufacture or contracted to manufacture the Company's products during the Reporting Period.

In accordance with the Conflict Minerals Rule, the Company has filed this Specialized Disclosure Form (Form SD), and such disclosure is also available to the public on our website at https://somnigroup.com/investor-resources/financials/sec-filings/default.aspx.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:  May 28, 2025

Somnigroup International Inc.

By:	/s/ Bhaskar Rao
Name:	Bhaskar Rao
Title:	Executive Vice President & Chief Financial Officer